U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2

1. Investment Company Act File Number: 811- 07866

Date Examination completed: April 23, 2008

2. State Identification Number:

AL AK AZ AR CA CO
CT DE DC FL GA HI
ID IL IN IA KS KY
LA ME MD MA MI MN
MS MO MT NE NV NH
NJ NM NY NC ND OH
OK OR PA RI SC SD
TN TX UT VT VA WA
WV WI WY PUERTO RICO

3. Exact name of investment company as specified in registration statement:

TEMPLETON EMERGING MARKETS  INCOME FUND

4. Address of principal executive office: (number, street, city, state, zip code)

One Franklin Parkway San Mateo, CA 94403

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Templeton Limited Duration Income Trust
Templeton Global Investment Trust
Templeton Russia and East European Fund, Inc.
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Capital Growth Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Income Trust
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust

and the Board of Directors of

Franklin Money Fund
Franklin Custodian Funds, Inc.
Templeton Dragon Fund, Inc.
Templeton Institutional Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I) (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 29, 2008. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2008, and with respect to agreement of security purchases and sales, for the period indicated in Attachment I:

•	Confirmation of all securities held by Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.

•	Reconciliation of such security positions to the books and records of the Funds and Franklin Templeton Investor Services, Inc.

•	Agreement of 108 security purchases and 108 security sales or maturities, since our last report, to the books and records of the Funds and Franklin Templeton Investor Services, Inc.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2008 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers, LLP

San Francisco, California

April 23, 2008

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 29, 2008, and for the period indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 29, 2008, and for the period indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/ Galen G. Vetter

Galen G. Vetter

Chief Executive Officer - Finance and Administration

4/23/08

Date

/s/ Laura F. Fergerson

Laura F. Fergerson

Chief Financial Officer and Chief Accounting Officer

4/23/08

Date

Attachment I

Fund                                                    Period

Franklin Templeton Limited Duration Income Trust	Nov. 1, 2007 - Feb. 29, 2008

Templeton Global Investment Trust:
Templeton Income Fund	Nov. 1, 2007 - Feb. 29, 2008

Templeton Russia and East European Fund, Inc.	Nov. 1, 2007 - Feb. 29, 2008

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Flex Cap Growth Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Focused Core Equity Fund	**Dec. 13, 2007 - Feb. 29, 2008
Franklin Global Communications Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Global Health Care Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Growth Opportunities Fund*	Nov. 1, 2007 - Feb. 29, 2008
Franklin Natural Resources Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Small Cap Growth Fund II	Nov. 1, 2007 - Feb. 29, 2008
Franklin Small-Mid Cap Growth Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Strategic Income Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Technology Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin High Income Trust:
Franklin High Income Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Capital Growth Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Money Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Templeton Money Fund Trust:
Franklin Templeton Money Fund	Nov. 1, 2007 - Feb. 29, 2008

Institutional Fiduciary Trust:
Franklin Cash Reserves Fund	Nov. 1, 2007 - Feb. 29, 2008
Money Market Portfolio	Nov. 1, 2007 - Feb. 29, 2008

Franklin Global Trust:
Fiduciary Large Capitalization Growth and Income Fund	Nov. 1, 2007 - Feb. 29, 2008
Fiduciary Small Capitalization Equity Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton Core Fixed Income Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton Core Plus Fixed Income Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton Emerging Market Debt Opportunities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton High Income Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Gold and Precious Metals Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Universal Trust	Nov. 1, 2007 - Feb. 29, 2008

Templeton Emerging Markets Fund	Nov. 1, 2007 - Feb. 29, 2008

Templeton Emerging Markets Income Fund	Nov. 1, 2007 - Feb. 29, 2008

Templeton Global Income Fund	Nov. 1, 2007 - Feb. 29, 2008

Templeton Income Trust:
Templeton International Bond Fund	**Dec. 3, 2007 - Feb. 29, 2008

Franklin Custodian Funds, Inc.:
Franklin DynaTech Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Growth Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Income Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin U.S. Government Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Utilities Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Strategic Mortgage Portfolio	Nov. 1, 2007 - Feb. 29, 2008

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Balanced Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Convertible Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Equity Income Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Floating Rate Daily Access Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Limited Maturity U.S. Government Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Low Duration Total Return Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Total Return Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Templeton International Trust:
Franklin India Growth Fund	**Jan. 31, 2008 - Feb. 29, 2008

Franklin Value Investors Trust:
Franklin All Cap Value Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Balance Sheet Investment Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Large Cap Value Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin MicroCap Value Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin MidCap Value Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Small Cap Value Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Templeton Fund Allocator Series:
Franklin Templeton 2015 Retirement Target Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton 2025 Retirement Target Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton 2035 Retirement Target Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton 2045 Retirement Target Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton Conservative Target Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton Corefolio Allocation Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton Founding Funds Allocation Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton Growth Target Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton Moderate Target Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Templeton Perspectives Allocation Fund	Nov. 1, 2007 - Feb. 29, 2008

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Founding Funds Allocation Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Large Cap Value Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Rising Dividends Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Small Cap Value Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Small-Mid Cap Growth Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Franklin Strategic Income Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Templeton Foreign Securities Fund	Nov. 1, 2007 - Feb. 29, 2008
Templeton Global Asset Allocation Fund	Nov. 1, 2007 - Feb. 29, 2008

Templeton Dragon Fund, Inc.	Nov. 1, 2007 - Feb. 29, 2008

Templeton Institutional Funds, Inc.:
Foreign Equity Series	Nov. 1, 2007 - Feb. 29, 2008

* Fund changed name from Franklin Aggressive Growth Fund on November 1, 2007

** Commencement of Operations